Term Sheet To product supplement B dated September 28, 2012, prospectus supplement dated September 28, 2012 and prospectus dated September 28, 2012	Term Sheet No. 1922B Registration Statement No. 333-184193 Dated January 14, 2014; Rule 433

Deutsche Bank AG
Structured Investments	Deutsche Bank AG, London Branch $ Knock-Out Notes Linked to the Ordinary Shares of Telefónica, S.A. due July 17*, 2015
General
•
The notes are designed for investors who seek a return at maturity linked to the performance of the ordinary shares of Telefónica, S.A. (the “Underlying”).  If the Final Price is greater than or equal to 75.00% of the Initial Price, a Knock-Out Event has not occurred and investors will be entitled to receive a return on their investment equal to the greater of (i) the Contingent Minimum Return of 2.00% and (ii) the Underlying Return.  However, if the Final Price is less than 75.00% of the Initial Price, a Knock-Out Event will have occurred and investors will lose 1.00% of their initial investment for every 1.00% by which the Final Price is less than the Initial Price.  The notes do not pay coupons or dividends and investors should be willing to lose a significant portion or all of their initial investment if a Knock-Out Event occurs. Any payment at maturity is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing July 17*, 2015†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (the “Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about January 14*, 2014 (the “Trade Date”) and are expected to settle on or about January 17*, 2014 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying:	Telefónica, S.A. (Ticker: TEF SM)
Knock-Out Event:
A Knock-Out Event occurs if the Final Price is less than the Initial Price by an amount greater than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if the Final Price is less than the Knock-Out Price.

Knock-Out Buffer Amount:	25.00%
Knock-Out Price:	75.00% of the Initial Price
Contingent Minimum Return:	2.00%
Payment at Maturity:	• If a Knock-Out Event has not occurred, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:
$1,000 + ($1,000 x the greater of (i) the Contingent Minimum Return and (ii) the Underlying Return)
• If a Knock-Out Event has occurred, you will be entitled to receive a cash payment at maturity per $1,000 Face Amount of notes, calculated as follows:
$1,000 + ($1,000 x Underlying Return)
If a Knock-Out Event has occurred, you will lose 1.00% of your initial investment for every 1.00% by which the Final Price is less than the Initial Price. In such circumstance, you will lose a significant portion or all of your investment at maturity. Any payment at maturity is subject to the credit of the Issuer.

Underlying Return:	The Underlying Return will be calculated as follows:
Final Price – Initial Price
Initial Price
Initial Price:	The Closing Price of the Underlying on the Trade Date
Final Price:	The Closing Price of the Underlying on the Final Valuation Date
Closing Price:	On any trading day, the last reported sale price of one share of the Underlying on the relevant exchange multiplied by the then-current Stock Adjustment Factor, as determined by the calculation agent.
Stock Adjustment Factor:
Initially 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying. See “Description of Securities — Anti-Dilution Adjustments for Reference Stock” in the accompanying product supplement.

Trade Date:	January 14*, 2014
Settlement Date:	January 17*, 2014
Final Valuation Date†:	July 14*, 2015
Maturity Date†:	July 17*, 2015
Listing:	The notes will not be listed on any securities exchange.
CUSIP/ISIN:	25152RHA4 / US25152RHA41
*Expected. In the event that we make any change to the expected Trade Date or Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the notes remains the same.

† Subject to postponement as described under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the accompanying product supplement.
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 7 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.
The Issuer’s estimated value of the notes on the Trade Date is approximately $963.60 to $983.60 per $1,000 Face Amount of notes, which is less than the Issue Price. Please see “Issuer’s Estimated Value of the Notes” on the following page of this term sheet for additional information.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1)(2)	Proceeds to Issuer
Per note	$1,000.00	$12.50	$987.50
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $987.50 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

JPMorgan
Placement Agent

January 14, 2014

Issuer’s Estimated Value Of The Notes

The Issuer’s estimated value of the notes is equal to the sum of our valuations of the following two components of the notes: (i) a bond and (ii) an embedded derivative(s). The value of the bond component of the notes is calculated based on the present value of the stream of cash payments associated with a conventional bond with a principal amount equal to the Face Amount of the notes, discounted at an internal funding rate, which is determined primarily based on our market-based yield curve, adjusted to account for our funding needs and objectives for the period matching the term of the notes. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. The value of the embedded derivative(s) is calculated based on our internal pricing models using relevant parameter inputs such as expected interest and dividend rates and mid-market levels of price and volatility of the assets underlying the notes or any futures, options or swaps related to such underlying assets. Our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.

The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date. Our purchase price, if any, in secondary market transactions will be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

Additional Terms Specific To The Notes

You should read this term sheet together with the product supplement B dated September 28, 2012, the prospectus supplement dated September 28, 2012 relating to our Series A global notes of which these notes are a part and the prospectus dated September 28, 2012. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement B dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000095010312005077/crt_dp33020-424b2.pdf

Prospectus supplement dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409437/d414995d424b21.pdf

      Prospectus dated September 28, 2012:
http://www.sec.gov/Archives/edgar/data/1159508/000119312512409372/d413728d424b21.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the product supplement, prospectus supplement, prospectus and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes.  You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

The definition of “Relevant Exchange” in the accompanying product supplement with regards to a Reference Stock will also include the primary non-U.S. securities exchange or market for trading for an Underlying issued by a foreign issuer that is not listed or admitted for trading on a U.S. securities exchange or market.

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Underlying?

The following table illustrates a range of hypothetical Payments at Maturity on the notes. The table and the examples below reflect the Contingent Minimum Return of 2.00% and the Knock-Out Buffer Amount of 25.00%, and assume a hypothetical Initial Price of €10.00 and a Knock-Out Price of €7.50, equal to 75.00% of the hypothetical Initial Price.  The actual Initial Price and Knock-Out Price will be set on the Trade Date. The results set forth below are for illustrative purposes only. The actual return on the notes will be based on whether or not a Knock-Out Event occurs, which will be based on the performance of the Underlying.  The numbers appearing in the table and examples below have been rounded for ease of analysis.

Hypothetical Final Price	Underlying Return	Return on the Notes	Payment at Maturity
€20.00	100.00%	100.00%	$2,000.00
€19.00	90.00%	90.00%	$1,900.00
€18.00	80.00%	80.00%	$1,800.00
€17.00	70.00%	70.00%	$1,700.00
€16.00	60.00%	60.00%	$1,600.00
€15.00	50.00%	50.00%	$1,500.00
€14.00	40.00%	40.00%	$1,400.00
€13.00	30.00%	30.00%	$1,300.00
€12.50	25.00%	25.00%	$1,250.00
€12.00	20.00%	20.00%	$1,200.00
€11.00	10.00%	10.00%	$1,100.00
€10.50	5.00%	5.00%	$1,050.00
€10.20	2.00%	2.00%	$1,020.00
€10.00	0.00%	2.00%	$1,020.00
€9.50	-5.00%	2.00%	$1,020.00
€9.00	-10.00%	2.00%	$1,020.00
€8.00	-20.00%	2.00%	$1,020.00
€7.50	-25.00%	2.00%	$1,020.00
€7.00	-30.00%	-30.00%	$700.00
€6.00	-40.00%	-40.00%	$600.00
€5.00	-50.00%	-50.00%	$500.00
€4.00	-60.00%	-60.00%	$400.00
€3.00	-70.00%	-70.00%	$300.00
€2.00	-80.00%	-80.00%	$200.00
€1.00	-90.00%	-90.00%	$100.00
€0.00	-100.00%	-100.00%	$0.00

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The price of the Underlying increases 40.00% from the Initial Price of €10.00 to a Final Price of €14.00. Because the Final Price is greater than or equal to the Knock-Out Price of €7.50, a Knock-Out Event has not occurred. Because the Underlying Return of 40.00% of is greater than the Contingent Minimum Return of 2.00%, the investor receives a Payment at Maturity of $1,400.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 40.00%) = $1,400.00

Example 2: The  price of the Underlying decreases 10.00% from the Initial Price of €10.00 to a Final Price of €9.00. Even though the Final Price is less than the Initial Price, because the Final Price is greater than or equal to the Knock-Out Price of €7.50, a Knock-Out Event has not occurred. Because the Underlying Return of -10.00% is less than the Contingent Minimum Return of 2.00%, the investor receives a Payment at Maturity of $1,020.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x 2.00%) = $1,020.00

Example 3: The  price of the Underlying decreases 50.00% from the Initial Price of €10.00 to a Final Price of €5.00. Because the Final Price is less than the Knock-Out Price of €7.50, a Knock-Out Event has occurred and the investor receives a Payment at Maturity of $500.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -50.00%) = $500.0

Selected Purchase Considerations

•
UNCAPPED APPRECIATION POTENTIAL — The notes are linked to the performance of the Underlying and provide the opportunity to receive the greater of (i) the Contingent Minimum Return of 2.00% and (ii) the Underlying Return if a Knock-Out Event has not occurred.  However, if a Knock-Out Event has occurred, you will lose 1.00% of your initial investment for every 1.00% by which the Final Price is less than the Initial Price.  In such circumstance, you will lose a significant portion or all of your investment in the notes. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE UNDERLYING — The securities are linked to the performance of the ordinary shares of Telefónica, S.A. (the “Underlying”). For more information on the Underlying, please see “The Underlying” in this term sheet.

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TAX CONSEQUENCES — In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, which is based on prevailing market conditions, it is more likely than not that the notes will be treated for U.S. federal income tax purposes as prepaid financial contracts that are not debt.  Generally, if this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity) and (ii) your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if you have held the notes for more than one year.  The Internal Revenue Service (the “IRS”) or a court might not agree with this treatment, however, in which case the timing and character of income or loss on your notes could be materially and adversely affected.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether beneficial owners of these instruments should be required to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences.”  The preceding discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel regarding the material U.S. federal income tax consequences of owning and disposing of the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

You should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying.  In addition to these selected risk considerations, you should review the “Risk Factors” section of the accompanying product supplement.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and the Underlying Return.  If the Final Price is less than the Initial Price by an amount greater than the Knock-Out Buffer Amount of 25.00%, a Knock-Out Event occurs and you will lose 1.00% of your initial investment for every 1.00% by which the Final Price is less than the Initial Price. Accordingly, under these circumstances, you will lose a significant portion or all of your investment in the notes.

•
YOU WILL NOT BE ENTITLED TO THE CONTINGENT MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS – If the Final Price is less than the Initial Price by more than the Knock-Out Buffer Amount of 25.00%, you will not be entitled to receive the Contingent Minimum Return and you will lose 1.00% of your initial investment for every 1.00% by which the Final Price is less than the Initial Price.

•	THE NOTES DO NOT PAY COUPONS — Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying would have

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS — The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the notes depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the notes. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive any amount(s) owed to you under the terms of the notes.

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THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE NOTES — The Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes.  The difference between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the notes is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the notes, reduces the economic terms of the notes to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your note or otherwise value your notes, that price or value may differ materially from the estimated value of the notes determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the notes in the secondary market.

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INVESTING IN THE NOTES IS NOT THE SAME AS INVESTING IN THE UNDERLYING — The return on your notes may not reflect the return you would realize if you directly invested in the Underlying. For instance, you will not have any right to receive cash dividends or other distributions that holders of the Underlying would have.

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IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR NOTES MAY NOT CHANGE IN THE SAME MANNER — Your notes may trade quite differently from the Underlying. Changes in the market price of the Underlying may not result in a comparable change in the value of your notes.

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ANTI-DILUTION PROTECTION IS LIMITED, AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE ACCOMPANYING PRODUCT SUPPLEMENT — The calculation agent will make adjustments to the Stock Adjustment Factor, which will initially be set at 1.0, for certain events affecting the Underlying. The calculation agent is not required, however, to make adjustments in response to all corporate actions, including if the issuer of the Underlying or another party makes a partial tender or partial exchange offer for the Underlying. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Stock Adjustment Factor or any other terms of the notes that are in addition to, or that differ from, those described in the accompanying product supplement to reflect changes occurring in relation to the Underlying in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments for the Underlying described in the accompanying product supplement may be materially adverse to investors in the notes. You should read “Description of Securities — Anti-Dilution Adjustments for Reference Stock” in the accompanying product supplement in order to understand the adjustments that may be made to the notes.

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SINGLE STOCK RISK — The price of the Underlying can rise or fall sharply due to factors specific to the Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying and its issuer, please see “The Underlying” in this term sheet and the issuer’s SEC filings referred to in that section.

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THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN NOTES LINKED TO THE VALUE OF EQUITY SECURITIES ISSUED BY A NON-U.S. COMPANY — Telefonica, S.A. is incorporated outside of the U.S. There are risks associated with investments in securities linked to the value of equity securities issued by a non-U.S. company. Because the notes are linked to the ordinary shares of Telefonica, S.A., the notes are subject to the risks associated with the non-U.S. securities markets where the ordinary shares of Telefonica, S.A. are traded. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently than U.S. securities markets, which may adversely affect the value of the ordinary shares and the value of your notes. Furthermore, there is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the price of equity securities issued by a non-U.S.

company may be adversely affected by political, economic, financial and social factors that may be unique to the particular country in which the non-U.S. company is incorporated. These factors include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

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WE HAVE NO AFFILIATION WITH THE ISSUER OF THE UNDERLYING — The issuer of the Underlying is not an affiliate of ours and is not involved in any way in any of our offerings of the notes pursuant to this term sheet. Consequently, we have no control over the actions of the issuer of the Underlying, including any corporate actions of the type that would require the calculation agent to adjust the Stock Adjustment Factor, which may adversely affect the value of your notes. The issuer of the Underlying has no obligation to consider your interest as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the issuer of the Underlying.

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PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE —  The actual performance of the Underlying over the term of the notes may bear little relation to the historical closing prices of the Underlying and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

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ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR NOTES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE NOTES ON THE TRADE DATE —  While the payment(s) on the notes described in this term sheet is based on the full Face Amount of your notes, the Issuer’s estimated value of the notes on the Trade Date (as disclosed on the cover of this term sheet) is less than the Issue Price of the notes. The Issuer’s estimated value of the notes on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your notes in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the notes on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the notes determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the notes and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our notes for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the notes on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the notes and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your notes, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so and may cease such market making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes.  If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — While we expect that, generally, the price of the Underlying will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of other factors that may either offset or magnify each other, including:

•	whether a Knock-Out Event occurs;

•	the expected volatility of the Underlying;

•	the time remaining to the maturity of the notes;

•	the dividend rate on the Underlying;

•	the real and anticipated results of operations of the issuer of the Underlying;

•	actual or anticipated corporate reorganization events, such as mergers or takeovers, which may affect the issuer of the Underlying;

•	interest rates and yields in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Underlying or markets generally;

•	supply and demand for the notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Underlying and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the notes.

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WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the notes and the Underlying to which the notes are linked.

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POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining the Issuer’s estimated value of the notes on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the notes from you in secondary market transactions. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the notes. The calculation agent will determine, among other things, whether a Knock-Out Event has occurred, the Final Price, the Underlying Return and the amount that Deutsche Bank AG will pay you at maturity.  The calculation agent will also be responsible for determining whether a market disruption event has occurred. The determination of a market disruption event or a Knock-Out Event by the calculation agent could adversely affect the amount payable at maturity.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN— There is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS.  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts that are not debt.  If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could be materially and adversely affected.  In addition, as described above under “Tax Consequences,” in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” and consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date or the Final Valuation Date could adversely affect the price of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity.

The Underlying

All disclosures contained in this term sheet regarding the Underlying are derived from publicly available information. Neither Deutsche Bank AG nor any of its affiliates have participated in the preparation of, or independently verified, the adequacy or accuracy of information about any Underlying contained in this term sheet. You should make your own investigation into the Underlying.

Included in the following section is a brief description of the issuer of the Underlying. We obtained the closing price information set forth below from Bloomberg, and we have not participated in the preparation of, or verified, such information. You should not take the historical prices of the Underlying as an indication of future performance. The Underlying is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the Underlying with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the issuer of the Underlying under the Exchange Act can be located by reference to its SEC file number provided below.

In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Telefónica, S.A.

According to publicly available information, Telefónica, S.A. is a telecommunications group providing services primarily in Europe and Latin America. Information filed by Telefónica, S.A. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-09531, or its CIK Code: 0000814052. The ordinary shares of Telefónica, S.A. are traded on the Madrid Stock Exchange under the symbol “TEF SM.”

Historical Information

The following graph sets forth the historical performance of the ordinary shares of Telefónica, S.A. based on its daily closing prices from January 14, 2009 through January 14, 2014. The closing prices of the Underlying on January 14, 2014 was €12.31.  We obtained the historical closing prices of the Underlying below from Bloomberg, and we have not participated in the preparation of, or verified, such information.

The historical closing prices of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Closing Price of the Underlying on the Final Valuation Date.  We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $12.50 per $1,000 Face Amount of notes, but will forgo any fees for sales to certain fiduciary accounts.